Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 1996 Stock Option Plan and the Stock Option Plan Effective May 3, 2005 of Response Biomedical Corp. of our report dated March 4, 2005, with respect to the consolidated financial statements of Response Biomedical Corp. for the year ended December 31, 2004 included in the Annual Report (Form 20-F) and included in the 2004 Annual Report to Shareholders of Response Biomedical Corp. (Form 6-K), and our report dated April 15, 2004, with respect to the consolidated financial statements of Response Biomedical Corp. for the year ended December 31, 2003 included in the Amended Registration Statement (Form 20-F/A).

Vancouver, Canada,	/s/ Ernst & Young LLP
June 30, 2005.	Chartered Accountants